November 16, 2018

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	LunaDNA, LLC

Form 1-A/A No. 1

Filed November 5, 2018

File No. 024-10903

Ladies and Gentlemen:

This letter sets forth the responses of LunaDNA, LLC, a Delaware limited liability company (the “Company,” “LunaDNA” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 15, 2018 (the “Comment Letter”) concerning the Company’s offering statement on Form 1-A. In conjunction with this letter, the Company is submitting an amended offering statement on Form 1-A (the “Offering Statement”) to the Commission. For convenient reference, we have set forth below in bold each of the Staff’s comments set forth in the Comment Letter and have set forth our responses to the numbering of the comments and the headings used in the Comment Letter.

As a public benefit corporation..., page 14

1. Please expand your response to prior comment 5 to tell us the basis for your conclusion that your manager will be legally able to effectuate a distribution to your members given your manager’s fiduciary duties to its own members as well as its public benefit purpose.

Response: Section 362(a) of the Delaware General Corporation Law provides:

A “public benefit corporation” is a for-profit corporation organized under and subject to the requirements of this chapter that is intended to produce a public benefit or public benefits and to operate in a responsible and sustainable manner. To that end, a public benefit corporation shall be managed in a manner that balances the stockholders’ pecuniary interests, the best interests of those materially affected by the corporation’s conduct, and the public benefit or public benefits identified in its certificate of incorporation. . . .

Section 365(a) of the Delaware General Corporation Law provides:

The board of directors shall manage or direct the business and affairs of the public benefit corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit or public benefits identified in its certificate of incorporation.

While we cannot predefine how the board of directors of our manager will make decisions over time in accordance with the foregoing laws applicable to public benefit corporations (and we have included in the Offering Statement risk factors associated with our manager’s status as a public benefit corporation and the fiduciary duties its board will have to its stockholders), we do believe strongly that effecting distributions to our members is consistent with all three goals that the Delaware General Corporation Law requires our board of directors to balance:

•

Stockholders’ pecuniary interests. Our manager anticipates that once the Database is at sufficient scale to be attractive to commercial researchers, the dominant source of its revenues will be 50% of the Net Revenues of our company per our Management Agreement and as described on page 33 of the Offering Statement. The amount of Net Revenues of our company will be determined in large part by (1) the number of initial contributions of data by our members, (2) their willingness to remain members of our company (recognizing that any member can withdraw his/her data or consent at any time) and (3) their willingness to contribute more data over time. A primary incentive we are offering to our members to participate in these ways is their share in distributions from accumulated net earnings of our company. If our manager does not manage our company in a manner that produces distributions to our members, we believe that our manager’s primary source of income (its share in our Net Revenues) would be negatively impacted and potentially eliminated completely. Thus, we believe that producing attractive distributions to our members will be consistent with the pecuniary interests of our manager’s stockholders, in the same way that paying attractive compensation to workers is consistent with the fiduciary duties of directors in any normal for-profit company.

•

The best interests of those materially affected by the corporation’s conduct. Our members are persons who will be materially affected by the conduct of our manager. Thus, our manager and its board of directors are expressly empowered under Delaware law to consider the interests of our members, including their interests in distributions from accumulated net earnings of our company.

•

The specific public benefit or public benefits identified in our manager’s certificate of incorporation. Our manager’s public benefit identified in its certificate of incorporation is to create and maintain a community-owned genomic and phenotypic database that is designed to solve humankind’s most important medical challenges. Our manager has since inception sought to pursue such stated public benefit by creating the Database described in the Offering Statement. A fundamental design component of such Database is the distribution of accumulated net earnings of the Database to members. Such design is the basis for qualifying the offering under Regulation A.

Our Management and Operating Agreements contain provisions..., page 14

2. Please expand your response to prior comment 6 to clarify the purpose of the second sentence in Section 10.2(c) of your operating agreement. In this regard, it remains unclear whether this provision allows you to compel arbitration of a claim under the federal securities laws or the rules and regulations thereunder through a cross-claim against a third party.

Response: We have deleted the second sentence of Section 10.2(c) from our operating agreement. The amended and restated operating agreement is attached as Exhibit 2(a) to the Offering Statement.

Plan of Distribution, page 16

3. We note your responses to prior comments 2 and 14. Please revise your disclosure to clarify the approximate amount of time it will take between receiving a completed subscription agreement and your acceptance or rejection of that subscription and to clarify whether an individual’s information could remain at risk for a period of time during which you could allow queries or sales of the database to be made before providing shares to the individual or rejecting the subscription agreement.

Response: We have revised the disclosure on page 16 of the Offering Statement to provide the requested information.

****

If you have any further comments and/or questions, please contact me or John Tishler, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (858) 720-8943.

Very truly yours,

/s/ Robert Kain
Robert Kain
Chief Executive Officer

cc:	John Tishler, Esq., Sheppard, Mullin, Richter & Hampton LLP